SUMMARY OF AN OPTION AGREEMENT DATED MAY 28, 2003 BETWEEN MINERA GAVILAN, S.A. DE C.V. (“GAVILAN”), A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY, AND EDUBERTO GARCIA RAMIREZ (“GARCIA”) FOR THE LOS FRAILES AND POLO PROPERTIES, (THE “PROPERTIES”) SINALOA STATE, MEXICO

Garcia confirmed he is a Mexican citizen and Gavilan confirmed it is a Mexican corporation in good standing.

Gavilan and Garcia agree to the following terms and conditions:

Garcia agrees to sell 100% of his rights to the Properties under the following terms and conditions:

1)

A total price for 100% is US$150,000, paid as follows:

i)

US$14,000 plus IVA at the moment of signing this agreement

ii)

US$1,000 plus IVA per month for 20 months starting after one month of signing this agreement

iii)

US$150,000 plus IVA (minus i and ii) on January 31, 2005.

2)

Should the Properties go into commercial production and a 1% net smelter royalty.

Gavilan, or its assigns, may drop its option at any time provided it has met its obligations up to that point in time and the Property is left in good standing.

In case of termination of the agreement, Gavilan must provide all work information (reports, documents, etc.) to Garcia within 60 days after the day of ending this agreement.